

October 29, 2007

By U.S. mail and facsimile to (281) 821-2995

Mr. James H. Allen, Jr.
Chief Financial Officer
Sterling Construction Company, Inc.
20810 Fernbush Lane
Houston, TX 77073

> **RE:** **Sterling Construction Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 1-31993**

Dear Mr. Allen:

We have reviewed your response letter dated October 9, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2007

Income Taxes, page 12

1. We have read your response to comment 10 in our letter dated September 26, 2007. You have told us that the primary uncertain tax position relates to certain deductions taken in a prior year tax return, but that if those deductions were disallowed you would have the ability to amend the prior year tax return and record other deductions not taken at the time of the previously filed tax return. Please tell us where you have disclosed in your annual or periodic filings that your uncertain tax position relates to certain deductions taken in a prior year tax return. Also, although you believe you have recourse to additional tax that may be due upon any reversals of uncertain positions, we caution you that such circumstances do not exempt you from the requirements of FIN 48. That is, it appears these deductions constitute tax positions for which recognition and measurement must be made under paragraphs 5-8. Please undertake a thorough FIN 48 analysis to revise your financial statements and future filings accordingly.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief